Exhibit 9

September 11, 2023

Board of Directors

Charge Enterprises, Inc.

125 Park Avenue, 25th Floor
New York, NY 10017

Dear Members of the Board of Directors,

As conveyed to you in our letter, dated February 28, 2023 (the “February 28th Letter”), and our letter, dated August 21, 2023 (the “August 21st Letter”), we are again writing to you on behalf of Arena Investors, LP and its affiliates (“Arena” or “we”) to reiterate the urgent need for Charge Enterprises, Inc. (“Charge”) to take decisive actions in addressing the significant underperformance of Charge’s stock.

Arena is a global institutional asset manager that provides creative solutions for those seeking capital who cannot be served by conventional institutions, and we and/or investment funds managed by us are the beneficial owners of approximately 9.99% of the outstanding common stock of Charge and the beneficial owners of other securities, which, upon 61 days’ notice, are convertible into an additional 10% of the outstanding common stock of Charge. As noted in the February 28th Letter, the August 21st Letter, and recent discussions with certain members of your corporate executive management team (“Corporate Management”) and board of directors (the “Board”), this is a significant investment for us, and we, as one of Charge’s most enthusiastic shareholders, would like to see Charge significantly enhance value for the benefit of all shareholders through strong leadership, a well-balanced board, a sound financial basis, a clear strategy and efficient execution.

After reflecting on our recent conversations with both Corporate Management and the Board, your letter, which was sent to us immediately after your receipt of the August 21st Letter (the “Charge Letter”), and the press release you issued on August 29, 2023 (the “August 29th Press Release”), we remain deeply concerned that you have not addressed certain critical issues. Therefore, we urge the Board to take several specific actions, which we believe will significantly enhance value for Charge’s shareholders. Unless the Board immediately addresses our concerns, we believe the current trend of poor performance of Charge’s stock price (approximately 78% decline or a loss of approximately $346M in market capitalization in the past year) will persist and Charge will not establish a presence among its peers in its industry despite Charge’s potential for profitable growth.

Despite our general disappointment with your clear lack of urgency, we were somewhat encouraged by the three points you communicated in the Charge Letter and the August 29th Press Release, which we have summarized below:

•	You acknowledged that there is a problem today, in that Charge’s current stock price does not reflect the true value of the business.

•	You acknowledged that governance is a critical area of focus and corporate leadership is a significant priority, and announced the appointment of Craig Denson as Charge’s interim CEO and Amy Hanson as the non-executive Chairperson of the Board while your search for a permanent successor to Andrew Fox, the former CEO, is pending.

•	You communicated that you will develop strategies to integrate Charge’s services and products across the infrastructure operating subsidiaries while driving cost synergies across the organization.

Unfortunately, these steps are insufficient. We believe the following actions must be taken immediately to significantly enhance value for all Charge shareholders:

1.	Elimination of a Staggered Board Structure: As we communicated to you in the February 28th Letter and the August 21st Letter, the entire Board should be subject to annual elections to ensure the Board is fully accountable to Charge’s shareholders. The “staggered board” structure that Charge currently has in place is inconsistent with best practices in corporate governance. Therefore, we request that the Board call a special meeting of Charge’s shareholders to eliminate the staggered board structure provided for in Charge’s charter and require that all directors be elected annually.

2.	Reinvigoration of the Board: As we noted in our previous two letters, Charge’s underperformance can be attributed, among other things, to the gap in the skill set of the directors comprising the Board, including the lack of sufficient expertise in certain core areas such as corporate governance, finance, operations, marketing, and capital markets. In addition, given the number of directors on the Board, the Board has demonstrated that it is unable to operate effectively and should be downsized to enable it to act in a nimble and decisive manner. In order to bring relevant expertise in such core areas to the Board, a number of new directors with the appropriate skill set and a commitment to creating value for all shareholders should be elected to the Board. The current Board cannot conceal its under-performance by simply adopting an “external communications strategy” as stated in the August 29th Press Release. We have previously suggested highly-qualified independent directors and would like to be consulted in the process of searching for additional director candidates with the necessary skill set. As an initial step, we would like to be provided with a status update on and a timeline for the search process following the completion of the “skills matrix” by Charge’s nominating and governance committee as referenced in the Charge Letter.

3.	Changes in Management/Operations: Charge needs a world-class corporate executive management team to drive operational efficiencies and profitability. The underwhelming performance of current Corporate Management was recently underscored by the failure to maintain compliance with Nasdaq listing standards. The Board should conduct a thorough search for a permanent CEO with the help of appropriate advisors. Mr. Fox should not participate in any capacity in the search for his replacement. The Board should conduct the search in the most efficient manner possible to ensure clear, long-term leadership is in place and Mr. Denson does not have to act as the interim CEO for an extended period. In addition, the Board should immediately develop a talent acquisition strategy to hire new members of the corporate executive management team with strong experience in, among other areas, equity and debt financing. We request that you consult with us in the CEO search process and in developing such talent acquisition strategy so that we can be confident the new CEO and other members of Corporate Management have the appropriate skill set to drive forward the changes we believe are necessary.

4.	Engaging a Professional Interim Advisor: To manage this transition period successfully, the Board should immediately engage and work with an experienced professional third-party interim advisor. Transition processes for public companies can be challenging and working with a professional and experienced advisor would significantly help Charge with managing this process appropriately and avoiding any pitfalls.

5.	Integration and Incentivization of Subsidiaries: Beyond operational performance, Corporate Management and the Board have displayed questionable skills to integrate and incentivize the subsidiaries of Charge to create value and synergies across the business. You mentioned in the August 29th Press Release that you would develop strategies to integrate Charge’s services and products across the infrastructure operating subsidiaries while driving cost synergies across the organization. Such efforts are long overdue and necessary, but they should also be coupled with appropriate incentive mechanisms across the organization by establishing performance metrics for subsidiary leadership and rewarding those who actively seek and implement synergy-driven collaborations.

6.	Revisiting General and Administrative Costs: To ensure there is cost discipline, the Board should immediately initiate an independent review of Charge’s corporate overhead and instill a culture of fiscal responsibility. We request that you consult with us during this review so that we can be confident Charge will make any necessary expense reductions and eliminate any bloated corporate general and administrative costs.

7.	Rationalize Cost of Capital: Charge’s capital structure has not been managed appropriately. The Board and Corporate Management should focus on securing new long-term debt financing arrangements with the assistance of a qualified third-party debt capital markets placement firm to strive to rationalize its cost of capital. This will allow Charge to allocate its capital to growth and innovation opportunities and increase its valuation.

We note that establishing an “external communications strategy” as referenced in the August 29th Press Release would be helpful, as transparent communication would help to build trust and reduce the perceived risk associated with investing in Charge. However, enhanced communications are not a substitute for necessary actions. It is not clear to us whether any meaningful action is being taken by the Board and Corporate Management in relation to any of the above matters and we feel compelled to share this letter publicly in an attempt to prevent any further destruction of value due to your failure to take decisive actions in a timely manner. The constructive action items we outline in this letter are in the best interests of Charge and all its shareholders. We urge you to take necessary actions promptly and look forward to your response and constructive dialogue with us for the next phase in Charge’s evolution.

We would like to clarify again that a certain number of our shares were recently included in a resale registration statement filed by Charge only to fulfill Charge’s contractual obligation, and we remain a long-term investor in Charge committed to realizing the company’s vast potential for value creation. Meanwhile, we must continue to reserve all options and rights afforded to us as one of Charge’s largest shareholders.

Sincerely,

Lawrence Cutler

Arena Investors, LP

www.arenaco.com

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